

# Boaz Bike LLC

## More Safe, More Efficient, and More Friendly

Emil Nnani | CEO

Emil@Boazbikes.com

1600 clay st. unit 138 Detroit MI 48211




Boaz Bikes

# Scooters
Are Not Safe






## Current Operators

Cost Are Inefficient




Boaz Bikes





Boaz Bikes

# Municipalities

Are Growing Upset.



# Boaz is 6.3x More Safe

Scooters on average have 19 accidents per 100,000 rides*. Boaz averages only 3 accidents per 100,000 rides because:

1. Helmets attached to vehicles (Q1 2021)
2. Bigger tires
3. Turn signals
4. Actual brake lights
5. Side Mirrors
6. Basket for handsfree riding
7. Seat for lower center of gravity
8. Vehicles inspected 2-3 times a day

(Everytime we swap a battery we inspect)





https://austintexas.gov/news/scooter-injury-study-report-released

# Boaz is 4.1x More Cost Efficient

Competitors spend ~$54K per month on re-charging a fleet of 500 vehicles. Whereas we spend only ~$16K. Their per vehicle cost is ~$700 compared to our ~$400. Monthly fleet loses are ~10% compared to our 2.5% because of:

1. Swappable batteries (We swap 25 batteries per hour)

2. Employees and not Contractors (more dependable workers = less vehicle downtime = more profit)

3. Operating AI (allows our team to locate more bikes faster and deploy them in hot areas to ensure more usage)

4. Sensors (Allows us to crack down on theft. Vehicles are monitered daily and we know when they are moved, picked up or knocked over.



Boaz Bikes



# Boaz is 2.8 More City Friendly

Cities main concern is the safety, equity programs and the clutter on their sidewalks. Cities are more likely to offer a permit to Boaz because:

1. Shoot first ask later (Instead of the uber approach we work with cities to bring our vehicles into communities. We help cities and universities build out pilot programs that will better benefit us all)

2. No Pile Ups (Our state of the art tech allows us to monitor all vehicles daily and we are notified of vehicle tip overs and pile ups. This ensures our vehicles will not clutter the city)

3. Accidents (cities are upset over the thousands of accidents associated with scooters and they love how we've had so few accidents since launch



# We've Found A Niche Market



We target underserved communities, older users, and smaller cities who may not have a large population but are in need of a last-mile transportation option.

**Addressable Market:**

**Underserved Riders:**

~11.5 Million potential customers

**Older Scooter riders:**

~39 Million potential customers

**Smaller Cities:**

~200 cities with a population of 100k-200k (~3 Million potential customers)



http://peopleforbikes.org/our-work/statistics/statistics-category/?cat=participation-statistics



# Revenue Model



Boaz Bikes

| TIME | DELIVERY | SUBSCRIPTION | FINES | INSURANCE | TOURIST FOOTAGE | DTC |
|---|---|---|---|---|---|---|
| **Rentals - $1 to start and then $.25 a min** (competition charges $.40 a min we will increase once we gain more market share.) | Drop off bikes to users at work/home. $5 for the first bike and $4 for every additional bike for group riding. (competition does not offer this option. We project to roll out early 2021) | For our daily users going to and from work. A month to month option with different tiers that will allow them to include the delivery as well. (early 2021) | •With our innovative tip over sensory tech built into our vehicles. We are able to issue a small fine if a user does not properly store the bike after a trip. (early 2021) | •Adding an additional coverage option on top of the liability coverage. (This will come later on once we have more data) Ex: Pay $5 for a month of coverage up to $250 | •Our Model 3 design will be equipped with a dash cam on the helmet. Allowing the customer to purchase the footage they record while touring different parts of the city. | Selling vehicles directly to consumers at $549.00 a piece. $99 for batteries. $49.99 for our smart helmets. $24.99 2 yr data plan (optional) $59.99 yearly maintenance plan (end of 2020 rollout) |

# Go To Market Strategy



**Boaz Bikes**

## We plan to purchase 300 billboards that would usually cost $1.5M per month for $0

Based on our data across 4 different markets over the last 1.5 yrs. Our users prefer to ride a Boaz over the competition. We track down all the hotspots within the city and strategically place our vehicles next to the competition. The result equates to thousands of new monthly users without spending ad dollars.

The User: Already familiar with the dockless rental process. Sees hundreds of new scooters around. Walks up to a Bird/Lime that they planned to rent and sees a Boaz next to it that looks cooler, safer, and more comfortable and they download our app after reading our hangtags attached to each vehicle.



# Competitive Analysis


Boaz Bikes

| Benefits to Customers | Comfortable | Affordable | Speed | Access to Fleet | Safe | Reliable Platform |
|---|---|---|---|---|---|---|
| Bird | | | ✓ | ✓ | | ✓ |
| Lime | | | ✓ | ✓ | | ✓ |
| Lyft | | ✓ | ✓ | | | ✓ |
| Wheels | ✓ | | ✓ | | | ✓ |
| Spin | | ✓ | ✓ | | | ✓ |
| Boaz | ✓ | ✓ | ✓ | | ✓ | ✓ |



**Boaz Bikes**

# Founding Team



Emil Nnani: CEO and serial entrepreneur launched a start-up with $500 and grew it to $2MM in revenue in less than 4 years. Over 5+ years in the transportation industry. Dedicated to changing micro-mobility for the better.



Christiania Winfrey: COO and serial entrepreneur who helped launch early Uber who later built a multi-million dollar rival company. Over 10yrs in the transportation industry



Cory Smith: CFO who has helped numerous startups exit successfully. Managed assets totaling over $9 Billion

# New Features In The Pipeline

## Features we don't mind sharing to show value on the ones we do.

| Features | Sidewalk Detection | Gun Shot Detection | Smart Helmets | Weekly & Monthly Rentals | B to C sales | City Tours | Docking Rechargeable Stations | Tourism Footage |
|---|---|---|---|---|---|---|---|---|
| Notes | Sensors that notifies us when a user is riding on the sidewalk. | Sensors that will notify local police if a gunshot is heard in the area | Helmets that can record video and play music. Turn signals & brake light paired to the vehicle. | Weekly, Monthly & 6 Months rentals. Users in cities we are yet to penetrate will be able to enjoy getting around without spending thousands to own. | Start selling our Model 2 vehicle for $1299 | Partnering with Air BnB to offer city wide tours. Tourist books a slot while we take 20-30 riders on a tour of the city | For cities who want actual docks in certain areas we will deploy them | Smart helmets record footage that we will later sell to our users touring the city |
| By Quarter | Q4 2020 | Q1 2021 | Q2 2021 | Q4 2020 | Q1 2021 | Q1 2021 | Q2 2021 | Q2 2021 |

 # Fundraising and Milestones


**Boaz Bikes**

- Remaining 300 bikes ~7%

- Purchase of 1000 more bikes ~27.5%

- Expansion into 5 cities ~7.5% (2 months burn rate)

- Salary (CMO,CEO,COO,CFO) ~4.5% (4 months burn rate)

- Secured permits in 10 more cities ~10% (Including the expansion in 5 cities)

- Insurance ~12% (To cover 1500+ vehicles)

- Marketing (for all 8 markets) ~3.5% (2 months burn rate)

- Equipment (vans, helmets, replaceable parts, etc) ~5.5%

- Model 3 fully working prototype ~2.5%

- Updated mobile app ~1.5%

- Miscellaneous (safety net, etc) ~18.5%

## $1,100,000

**After Raise we believe (although cannot guarantee) that we will be operating off of cash flow**

# Vehicles Are Paid Off In:



**Boaz Bikes**

Vehicles cost $430 each

Vehicles avg $32.50 per day

## Expenses Per Vehicle Per Day

Employee cost: $5.15

Repair Cost: $1.04

Operational cost: $3.72

Completely Destroyed: $0.36

# 19 Days

**Profitable in less than 30 days in any market**

Data from our Detroit market. Avg fleet size per city is 500 vehicles. 8% of fleet are repaired daily. 2.5% completely destroyed